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November 3, 2016

VIA EDGAR CORRESPONDENCE FILING

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-8626

Attn:	Ms. Christina DiAngelo Fettig

        Senior Staff Accountant

Re:	GE Institutional Funds (File Nos. 333-29337, 811-08257)

Ladies and Gentlemen:

On behalf of the above-named registrant (the “Registrant”), we provide the responses provided below to the additional comments given orally by Ms. Christine DiAngelo Fettig of the staff of the Securities and Exchange Commission (the “Staff”) on the Registrant’s initial response letter dated October 5, 2016 (the “Original Response”) with respect to the annual report filed by the Registrant for the fiscal year ended September 30, 2015 and the various series of the Registrant (the “Funds”).

The Staff’s additional comments are set forth below in italics for your reference. We have consulted with the Registrant in preparing and submitting this response letter.

Annual Report Comments

1.	Item 1 in the Original Response stated that the Edgar series and class information for the inactive Money Market Fund had been deactivated in response to the Staff’s comment, but further review by the Staff found that the information appeared to remain active in Edgar.

Response: Comment accepted. Because of a miscommunication with a vendor, that deactivation was delayed but was completed on October 7, 2016.

Other Comments

2.	The Staff originally questioned whether the three Form N-17f-2 filings with the Certificate of Accounting made by the Registrant on the same day (Dec. 8, 2015) correctly reflected the custody examination required three times each year by an independent public accountant, with two such examinations without prior notice. In addition, the Staff questioned whether an incorrect date reference was used. The Staff does not think items 17 and 18 in the Original Response fully addressed how the three-exam requirement in Rule 17(f)-2(f) was satisfied. The Staff also noted a possible erroneous date reference to December 19, 2014 as the date of an examination.

United States Securities and Exchange Commission

Division of Investment Management

November 3, 2016

Response: Comment acknowledged. As an initial matter, the Form N-17f-2 filed with respect to the examination as of June 19, 2015 included a typographical error by referring to December 19, 2014 as the ending date of the last examination period. The correct date should have been September 19, 2014 (as stated in the N-17f-2 filed on December 15, 2014).

The Registrant believes, however, that the examinations were conducted consistently with the timing requirements of Rule 17(f)-2(f), which requires three examinations during each fiscal year rather than calendar year. The Registrant’s fiscal year ends on September 30 of each year. During the fiscal year ended September 30, 2015, the custody examinations were conducted as of June 19, 2015, August 7, 2015 and September 25, 2015 as reflected in the referenced filings of Form N-17f-2.

For the prior fiscal year ended September 30, 2014, the custody examinations were conducted as of September 19, 2014, July 11, 2014 and November 1, 2013, two of which were without notice.

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Please direct any further comments or questions regarding this response letter to the undersigned at (415) 856-7007.

Very truly yours,

/s/ David A. Hearth

David A. Hearth

PAUL HASTINGS LLP

cc:	JoonWon Choe, SSGA (as successor to GEAM)